Exhibit I

      Information on material fact (event, action) affecting financial and economic activity of the issuer



Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): November 10, 2002
Code of fact (event, action): 0900124A10112002

As compared to the second quarter of the year 2002, the profit has grown by 3,864,970 thousand rub., which constitutes 805%. The increase is comprised of:
- increase in non-operating gains in the amount of 2,428,191 thousand rub., due to realization of financial investments;
- decrease in operating expenses in the amount of 988,982 thousand rub., mostly due to the fact that a greater part of the bad-debt reserve was formed in the second quarter
Nominal change of profit (loss) for the reporting quarter as compared to the profit (loss) for the quarter preceding the reporting quarter: 3,864,970,000 rub.

The issuer's profit (loss) for the quarter preceding the reporting quarter:
480,344,000 rub.
The issuer's profit (loss) for the reporting quarter: 4,345,314,000 rub.


Deputy General Director -
Finance Director            [signed and sealed]                 V.I Androsik

      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): November 10, 2002
Code of fact (event, action): 0800124A10112002

The issuer's assets value as of September 30, 2002 as compared to assets value as of June 30, 2002 has increased by 3,746,205 thousand rub., which equals 10 %. The increase of assets is comprised by the following items:
- investments in other organizations in the amount of 1,306,160 thousand rub., purchase of Golden-Telecom shares;
- short-term financial investments in the amount of 2,731,181 thousand rub., purchase of promissory notes.

Nominal change in the value of assets as of the end of the reporting quarter is 3,746,205 thousand rub., as compared to the value of assets as of the end of the quarter preceding the reporting quarter.

Value of issuer's assets as of the end of the quarter preceding the reporting quarter: 36,666,638 thousand rub.
Value of issuer's assets as of the end of the reporting quarter: 40,412,843 thousand rub.



Deputy General Director -
Finance Director             [signed and sealed]                V.I Androsik

      Information on material fact (event, action) affecting financial and economic activity of the issuer


Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom

Place of location: 5 Delegatskaya St., 127091, Moscow
Issuer's code: 00124-A

Date of fact (event, action): November 10, 2002
Code of fact (event, action): 1800124A10112002

On October 3, 2002, the Board of Directors of OJSC Rostelecom adopted a decision on approval of the transaction with Closed Joint Stock Company Westelcom on providing capacity of the BSFOCS international channel system
(Bulgaria-Ukraine-Russia) to OJSC Rostelecom.

The date of closing of the transaction was November 10, 2002, which was the date of the receipt of the official notice on the entering of the agreement into force from CJSC Westelcom. The agreement was concluded on August 5, 2002 with a condition precedent for entry into force.

Counterparties and beneficiary under transaction:
Name: CJSC Westelcom
Place of location: 26 Suschevsky Val, 127018, Moscow
Mail address: 26 Suschevsky Val, 127018, Moscow


Deputy General Director -
Finance Director              [signed and sealed]               V.I Androsik